Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes thereto, filed with the U.S. Securities and Exchange Commission (the “SEC”) on the same day as this discussion. Those financial statements have been prepared in U.S. dollars and in conformity with United States generally accepted accounting principles (“US GAAP”) and, among other things, include more detailed information regarding the basis of presentation for the following information. Unless otherwise specified herein or the context otherwise requires, references to “Icon,” “Icon Energy,” the “Company,” “we,” “our” and “us” or similar terms, refer to Icon Energy Corp. or any one or more of its subsidiaries, or to such entities collectively.

All share and per share amounts referenced in this discussion give retroactive effect, as of the earliest period presented, to the one-for-five reverse stock split of our common shares effected on January 8, 2026 as well as the one-for-forty reverse stock split of our common shares effected on April 1, 2025. Unless otherwise indicated, all references to “our fleet” and “our vessels” include owned vessels and right-of-use assets under finance leases but not vessels in which the Company holds non-controlling interests, and all references to currency amounts are in U.S. dollars. We use the term deadweight tons (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons (1,000 kilograms), is a measure of the total weight a vessel can safely carry, including cargo, fuel, ballast and fresh water, lubricants, crew, provisions, stores and spare parts.

Overview

We are a growth-oriented shipping company, providing worldwide seaborne transportation services for dry bulk cargoes via our fleet of oceangoing vessels. We generate revenue by chartering our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (“TC”) (either index-linked or fixed rate) or voyage charters, depending on market conditions, available opportunities, and other strategic and tactical considerations. As of June 30, 2026, our fleet comprised of the following dry bulk vessels:

Vessel Name	Vessel Type	Year Built	Charter Type	Earliest Charter Expiration	Latest Charter Expiration
Alfa	Panamax	2006	Fixed rate TC(3)	December 2026	Evergreen(1)
Bravo	Kamsarmax	2007	Index-linked TC	Evergreen(1)	Evergreen(1)
Charlie	Ultramax	2020	Index-linked TC(2)	August 2027	December 2027

(1)	The charter continues indefinitely, subject to 3 months’ termination notice by either party.
(2)	In addition to the daily hire rate, the Company is also entitled to receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.
(3)	Index-linked daily hire rate converted to a fixed rate of $18,000 for the seven-month period from June to December 2026.

Vessels currently employed on index-linked time charters, earn hire at floating rates linked to the Baltic Panamax Index and the Baltic Supramax Index. This strategy enables Icon to maintain high fleet utilization while preserving exposure to market upside. Icon also has the option to convert each floating hire rate to a fixed rate, at a time and for a period of its choosing, thereby locking in forward earnings. Under all contracts, fuel costs are borne by the charterers, keeping Icon insulated from the direct impact of oil price volatility on its cost base, which is particularly relevant in light of recent swings in oil markets.

Icon complements its core dry bulk business through selective co-investments in adjacent maritime opportunities alongside experienced industry partners. Icon expects future co-investments under this framework, if any, to be pursued opportunistically and with disciplined sizing as passive, non-controlling positions, seeking to enhance returns while preserving Icon’s operational focus. In addition, this framework is expected to expand market intelligence, broaden Icon’s network, and provide access to the expertise, insights and perspectives of other skilled investors and operators. It is also expected to deepen Icon’s understanding of adjacent maritime sectors and reveal potential areas for future strategic expansion.

Under this framework, as of June 30, 2026, Icon owns an approximately 4.7% equity interest in a 2,000 TEU geared container feeder with high reefer capacity, built in 2008. The vessel is operating under a 24 to 26 month time charter to an investment-grade liner operator at a fixed hire rate of $26,500 per day.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, amongst other things:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year, we have issued more than $1 billion in non-convertible debt in the past three years, or we become a “large accelerated filer”. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We are choosing to take advantage of these reduced burdens, save for the exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies. We are choosing to “opt out” of such extended transition period and will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Cautionary Note Regarding Forward-Looking Statements

This discussion and analysis of financial condition and results of operations contains “forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.” Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions, or strategies regarding the future such as vessel employment or charter types or co-investments, amongst other things, and are therefore statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this discussion. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. For more discussion of the risks that could impact forward-looking statements, you are encouraged to review the discussion under the title “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and other factors and risks listed from time to time in the Company’s filings with the SEC, including those listed herein. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Operating Results

Principal factors affecting our operating results

We believe the principal factors affecting our operating results are the underlying supply and demand dynamics of the commodities our vessels carry, the number of vessels competing for those cargoes, and ultimately the overall economic and market conditions, regulatory changes, global geopolitical events, capital availability, and market sentiment. Other key factors that are fundamental to our business, operating results, cash flows and financial condition include:

•	the number of vessels in our fleet;
•	our customer relationships;
•	our access to capital required to acquire additional, or renew existing, vessels and implement our business strategy;
•	our ability to acquire and sell vessels at prices we deem satisfactory; and
•	our and our vessels’ manager’s ability to:
o	successfully utilize and employ our vessels at economically attractive rates;
o	effectively and efficiently manage our vessels and control vessel operating costs; and
o	ensure compliance with regulations, environmental, health and safety standards applicable to our business.

In addition to those factors described above, our results of operations have been, and are expected to continue to be, affected by a range of material events and uncertainties, many of which are beyond our control. Therefore, it is reasonably likely that the reported financial information is not necessarily indicative of our future operating results or future financial condition. Please also read “Item 3. Key Information—D. Risk Factors” in our most recent Annual Report on Form 20-F and other important risk factors described from time to time in the reports we subsequently file with the SEC, including those listed herein.

Components of our operating results

Segmental reporting. We transport dry bulk cargoes along global shipping routes through the ownership and operation of dry bulk vessels. We have identified our Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net loss as reported on the consolidated statement of loss to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. Our vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Also, when we charter a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. As a result, we have identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in the consolidated balance sheets. The significant expense category of our sole reportable segment is vessel operating expenses as reported on the consolidated statements of loss. Based on the principles of ASC 280 “Segment Reporting,” we believe that disaggregating into more than one reportable segment, would not be meaningful or informative.

Revenue, net. We generate revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (either index-linked or fixed rate) or voyage charters, depending on market conditions, opportunities available to us, and other strategic and tactical considerations. The main charter contract types are (i) voyage charters, also known as spot voyages, where the owner and charterer agree to carry out a single voyage to transport an agreed quantity of cargo between certain ports or geographical regions, (ii) time charters, where the charterer agrees to hire a vessel for a predetermined period of time with the operational responsibility of the vessel remaining with the owner, and (iii) bareboat charters, where a vessel is fully leased to a charterer, including all operational responsibility.

Voyage expenses. Voyage expenses primarily consist of bunker fuel consumption, port dues, canal tolls, brokerage and commercial management commissions, and other expenses directly associated with the performance of a particular charter. Apart from commissions, voyage expenses mainly arise from voyage charters, or when a vessel is repositioning or unemployed. In such cases, voyage expenses are borne by us. Conversely, when a vessel is employed under a time charter, substantially all voyage expenses are paid by the charterers, save for commissions. Bunker fuel consumption and occasionally port dues and canal tolls, may also be incurred between the end of one charter contract and the commencement of the next.

Vessel operating expenses. Vessel operating expenses reflect the costs to operate and maintain our vessels and primarily consist of manning costs, vessel insurance premiums, repairs and maintenance, machinery lubricants, spares, stores, and ancillary expenses.

Management fees. Management fees are paid in exchange for certain corporate administration functions, and vessel commercial and technical management services. Our Board of Directors has organized the provision of management services through Pavimar Shipping Co. (“Pavimar”), a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975. Pavimar is controlled by our Chairwoman and Chief Executive Officer. Pavimar provides us with vessel commercial and technical management services, including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. In our results of operations, “management fees” include the fees incurred in connection with the provision of technical management services, whereas the commercial management commissions and sale or purchase commissions, are reported under “voyage expenses,” and “gain/loss on sale of vessels” or “vessel cost,” respectively.

General and administrative expenses. General and administrative expenses include general corporate expenses, audit, legal, advisory and other professional fees, directors’ remuneration and compensation for corporate services provided by Pavimar, including, but not limited to, accounting, representation, tax administration, clerical and secretarial support, corporate officer services (including the services of the Company’s Chief Executive Officer, Chief Financial Officer and Corporate Secretary), third party professional services coordination, investment administration, financial advisory and treasury services. General and administrative expenses also include incremental expenses associated with being a public company, such as stock exchange fees, regulatory and compliance costs, investor relations, and director and officer liability insurance premiums.

Depreciation and amortization expenses. Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering its estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. The same methodology is followed to compute the amortization of right-of-use assets under finance leases. Management estimates the useful life of our vessels (and right-of-use asset under finance lease) to be 25 years from the date of initial delivery from the shipyard.

Amortization of deferred drydocking costs. Vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 to 60 months to coincide with the renewal of the related compliance certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. Drydocking and special survey costs are accounted for under the deferral method, whereby the costs incurred are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs qualifying for deferral mainly relate to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works, as well as lodging and subsistence of personnel dispatched to the yard site to supervise. If a drydocking and/or a special survey is performed prior to its originally scheduled date, any remaining unamortized balance from previous events is immediately expensed. Unamortized balances of vessels that are sold are also written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Interest and finance costs. Interest and finance costs primarily consist of interest expenses incurred under our loan agreements or other financing arrangements (including finance leases) and finance costs related to entering into new or amending existing loan agreements or other financing arrangements, including arrangement, advisory, legal, and other fees and expenses (or the amortization of such costs to the extent previously deferred). Finance costs are deferred and amortized over the life of the related loan or financing arrangement using the effective interest method. Unamortized deferred finance costs relating to loans or other financing arrangements repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period of such repayment or refinancing. Interest and finance costs also include issuance costs which have been immediately expensed as discussed in Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements—Issuance costs” of our consolidated financial statements in our most recent Annual Report on Form 20-F.

Interest income. Interest income reflects the interest earned on our cash, cash equivalents and restricted cash deposits.

Gain/(loss) on equity-linked instruments, net. Gain/(loss) on equity-linked instruments, net, reflects the (i) loss recognized on initial measurement of the Class A Warrants, net of the gains/losses recognized on subsequent remeasurements of such fair value upon each settlement and reporting period end date, and (ii) gains/losses recognized on settlement of shares issued under the SEPA (as defined below). See “Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities” below, as well as Note 7 “Long-Term Debt” and Note 8 “Capital Structure” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion, for additional information relating to the January 2025 offering, the Class A Warrants and the SEPA.

Key performance indicators

The key performance indicators that management uses to assess our financial condition and results of operations are:

Ownership Days. Ownership Days are the total days we owned our vessels (or right-of-use asset under finance lease) during the relevant period. We use this to measure the size of our fleet over a period. Vessels in which the Company holds non-controlling interests are not included in this calculation.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, drydockings, special or intermediate surveys, or changes in ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days, measuring the days during which our vessels actually generated revenues as a percentage of the days during which our vessels should be capable of generating revenues.

Average Number of Vessels. Average Number of Vessels is the ratio of Ownership Days to calendar days in a period and is another measure of the size of our fleet over a period.

Minimum Contracted Revenue. Minimum Contracted Revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

The following table summarizes these key performance indicators during the reported periods:

	Six-month period ended June 30,
	2026	2025
Fleet operational data
Ownership Days	543.0	371.8
Available Days	490.6	368.6
Operating Days	490.3	368.2
Vessel Utilization	99.9%	99.9%
Average Number of Vessels	3.0	2.1

Furthermore, the Minimum Contracted Revenue expected to be recognized on the non-cancellable time charters of our vessels as of June 30, 2026 is estimated to $13.9 million. Minimum Contracted Revenue of vessels in which the Company holds non-controlling interests is not included in this calculation.

Results of Operations for the six-month periods ended June 30, 2026 and 2025

The following table summarizes our results of operations for the six-month periods ended June 30, 2026 and 2025, respectively:

	Six-month period ended June 30,
(in thousands of U.S. dollars)	2026	2025
Revenue, net	$7,832	$3,547
Voyage expenses	(633)	(311)
Vessel operating expenses	(3,121)	(1,995)
Management fees	(434)	(298)
General and administrative expenses	(1,531)	(687)
Depreciation and amortization expenses	(1,721)	(1,181)
Amortization of deferred drydocking costs	(499)	(259)
Interest and finance costs	(1,369)	(2,040)
Interest income	94	79
Gain/(loss) on equity-linked instruments, net	1,010	(537)
Other income/(costs), net	5	(12)
Net loss	$(367)	$(3,694)

Revenue, net. Throughout the first six months of 2026 and 2025, Icon’s vessels operated under index-linked time charters with the exception of M/V Alfa, whose floating, index-linked, hire rate was converted to a fixed daily rate of $18,000 for the seven-month period from June through December 2026. The increase in revenue, net between these two periods is due to the year-on-year increase in dry bulk charter market rates, as reflected by the increased Daily TCE (as defined below). The increase in revenue, net was furthered by the addition of the M/V Charlie to Icon’s fleet in June 2025, which resulted to a net higher number of Operating Days during the first six months of 2026, despite the M/V Alfa and M/V Bravo being temporarily taken off service to complete their scheduled drydockings during the period. Overall, revenue, net increased by 121% reaching $7.8 million in the first six months of 2026, up from $3.5 million in the comparable period in 2025.

Voyage expenses. The increase in voyage expenses from $0.3 million during the six-month period ended June 30, 2025, to $0.6 million during the corresponding period of 2026, is primarily attributable to the higher commissions associated with the increased revenue in the comparative periods.

Vessel operating expenses. The increase in operating expenses from $2.0 million during the first six months of 2025 to $3.1 million during the corresponding period of 2026, was driven by the addition of the M/V Charlie to Icon’s fleet in June 2025, and the resulting increase in Ownership Days.

Management fees. Management fees increased in the first six months of 2026 as compared to the same period in 2025 as a result of the increased Ownership Days between the periods.

General and administrative expenses. The $0.8 million increase in general and administrative expenses in the six-month period ended June 30, 2026, compared to the same period in 2025, was primarily driven by increased legal costs and additional costs arising from the management agreement with Pavimar described below, including $0.2 million of incentive compensation expense.

Depreciation and amortization expenses. Depreciation and amortization expenses increased due to the addition of the M/V Charlie to Icon’s fleet, which has been accounted for as a right-of-use asset under finance lease.

Amortization of deferred drydocking costs. The increase of $0.2 million during the six-month period ended June 30, 2026, compared to the same period in 2025, is mainly due to the costs deferred in connection with the drydocking of the M/V Charlie in December 2025, resulting in higher amortization charges thereafter.

Interest and finance costs. The primary reason for the decrease in interest and finance costs during the six-month period ended June 30, 2026, compared to the same period in 2025, was the absence of the $1.3 million issuance costs incurred in connection with the Company’s January 2025 offering. This reduction was partially offset by the implicit interest associated with the bareboat charter-in of the M/V Charlie, which has been accounted for as a finance lease liability.

Gain/(loss) on equity-linked instruments, net. The gain on equity-linked instruments of $1.0 million in the six-month period ended June 30, 2026 reflects the gains recognized on issuance of common shares under the SEPA. The loss on equity-linked instruments of $0.5 million in the six-month period ended June 30, 2025, reflects the loss recognized on initial measurement of the Class A Warrants.

Key developments during the reporting period

Reverse stock split. On January 8, 2026, we effected a reverse stock split, whereby every five of our issued and outstanding common shares were automatically converted into one, without any change in the par value per share or the total number of common shares Icon is authorized to issue. The reverse stock split did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares which were settled in cash), (ii) have any direct impact on our market capitalization, or (iii) modify any voting rights or other terms of our common shares.

Vessel employment. In April 2026, immediately upon completion of the vessel’s previous charter, the M/V Charlie was delivered to a reputable dry bulk operator and commenced a 16- to 20-month time charter. Under this charter, the vessel is earning hire at a floating daily rate linked to the Baltic Supramax Index, while preserving the option to convert to a fixed hire rate, at a time and for a period of the Company’s choosing. The charter also provides for compensation related to fuel cost savings derived from the vessel’s scrubber.

Vessel employment. In May 2026, we exercised our option to convert the floating hire rate under the time charter of the M/V Alfa to a fixed hire rate of $18,000 per day for the seven-month period from June to December 2026.

Capital expenditures. The M/V Alfa completed her drydocking in May 2026 and the M/V Bravo in June 2026. The cost of these drydockings was $2.7 million in aggregate and the vessels were taken off service for approximately 52 days in aggregate.

Investment in equity securities. In June 2026, the Company invested $0.5 million to acquire a 4.7% equity interest in the common stock of the entity that acquired a 2,000 TEU geared container feeder with high reefer capacity, built in 2008. The vessel has been successfully delivered in June 2026 and commenced its initial charter with an investment-grade liner operator at a fixed hire rate of $26,500 per day for a period of 24 to 26 months. The remaining equity interest was acquired by a consortium of professional maritime investors led by a reputable containership owner and operator, which will also undertake the vessel’s commercial and technical management. For information about the Company’s accounting policy for investment in equity securities see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s unaudited interim condensed consolidated financial statements and the noted thereto, filed with the SEC on the same day as this discussion.

Transactions with Pavimar. Pursuant to the services agreement dated October 1, 2023, as amended and restated on April 1, 2024, Pavimar is eligible to receive incentive compensation from the Company in connection with the services rendered, at such times, amounts, and forms as may be determined by the Company’s Board of Directors. No incentive compensation has been approved since October 1, 2023. On April 1, 2026, the independent Compensation Committee of the Company’s Board of Directors approved incentive compensation in the amount of $0.2 million. Effective on April 1, 2026, the Company and Pavimar entered into a new agreement (the “Master Management Agreement”), to supersede and expand upon the existing arrangements between the parties to reflect the level of commitment, resources, and operational involvement the Company anticipates from Pavimar. All prior services and management agreements were terminated with all termination fees and other amounts otherwise payable in connection with such terminations being waived. Pursuant to the Master Management Agreement and under the Company’s direction, Pavimar provides the Company with a range of corporate management and administration services (the “Corporate Services”), including, but not limited to, accounting, representation, tax administration, clerical and secretarial support, corporate officer services (including the services of our Chief Executive Officer, Chief Financial Officer and Corporate Secretary), third party professional services coordination, investment administration, financial advisory and treasury services. In exchange for the Corporate Services, unless otherwise agreed on a case by case basis, Pavimar charges a quarterly fee of $25,000 per vessel plus $125,000 for the group as a whole, a 1.00% capital raising commission on all gross capital raised by the Company in capital and debt markets, an annual investment administration fee equal to 1.00% of the net asset value of the Company’s passive investments, and a contingent fee equal to 15% of realized net profits, if any, from the Company’s passive investments. In addition, Pavimar provides the Company with vessel commercial and technical management services (the “Ship Management Services”), including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. In exchange for the Ship Management Services, unless otherwise agreed on a case by case basis, Pavimar charges a daily management fee of $800 per vessel, a performance incentive of 1.25% on all gross income arising out of or in connection with the use or operations of the Company’s vessels, and a commission of 1.00% on the gross sale or purchase price on each vessel sale or purchase transaction. The Master Management Agreement also provides for annual inflation adjustments to fixed fees, reimbursement of out-of-pocket costs and expenses, extraordinary fees for incremental services that may be requested by the Company, and allows for incentive compensation at such times, amounts, and forms as may be determined by the Company’s Board of Directors. The Master Management Agreement has a term of eight years, renewing annually, and provides for payment of a termination fee equal to the fixed fees that would otherwise be payable over the remaining term of the Master Management Agreement.

Recent Developments. See “Recent Developments” below for information about key developments after June 30, 2026 and through the date this discussion was issued.

Liquidity and Capital Resources

Supply and demand dynamics, seasonality, and competition in the markets we operate, have historically caused increased volatility. We expect this to continue in the foreseeable future with a consequent effect on the financial performance of our vessels and, in turn, our short and long-term liquidity.

Our primary short-term liquidity needs are to fund general working capital requirements, vessel operating expenses, general and administrative expenses, and to service our debt. In addition, our bareboat charter-in agreement for the M/V Charlie requires that we honor our hire obligations thereunder. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash on hand and from operations.

Our primary long-term liquidity needs are expected to relate to growing and renewing our fleet through vessel acquisitions, capital expenditures required to comply with international shipping standards and environmental laws and regulations, costs to maintain the class certification of our vessels by undergoing periodical drydockings and special surveys, and to service our debt. In addition, our bareboat charter-in agreement for the M/V Charlie requires that we honor our hire obligations thereunder, including the purchase option at the end of its term in June 2028, if we eventually exercise it. We have declared our intention to exercise such option, subject to certain conditions. We anticipate that our primary sources of funds for our long-term liquidity needs will be cash from operations, loan facilities (including but not limited to drawings from the uncommitted upsize option of up to another $75 million under the Maui Term Loan Facility, as discussed below), other financing arrangements and equity issuances (including but not limited to the $12.7 million and the $1.7 million remaining as of June 30, 2026 under the SEPA and the ATM Agreement, respectively, as discussed below).

We operate in a capital-intensive industry and in the future we may seek any combination of loan agreements, other financing arrangements and equity issuances, to raise capital and fund our operations and growth. We believe that our working capital is sufficient to meet our requirements for the next twelve months, taking into account our projected cash flows from operations.

Cash flows for the six-month periods ended June 30, 2026 and 2025

As of June 30, 2026 and 2025, we had cash, cash equivalents and restricted cash of $8.2 million and $4.5 million, respectively. Our cash flows from operating, investing and financing activities during the six-month periods ended June 30, 2026 and 2025, are summarized in the following table:

	Six-month period ended June 30,
(in thousands of U.S. dollars)	2026	2025
Cash used in operating activities	$(1,903)	$(271)
Cash used in investing activities	(493)	(5,826)
Cash provided by financing activities	6,032	9,140
Net increase in cash, cash equivalents and restricted cash	$3,636	$3,043
Cash, cash equivalents and restricted cash at the beginning of the period	4,580	1,446
Cash, cash equivalents and restricted cash at the end of the period	$8,216	$4,489

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$7,716	$3,789
Restricted cash, current	—	200
Restricted cash, non-current	500	500
Cash, cash equivalents and restricted cash at the end of the period	$8,216	$4,489

Restricted cash consists of cash deposits earmarked for a specific purpose and cannot be used freely for general business operations. As of June 30, 2026, restricted cash consists of minimum cash deposits of $0.5 million, which are required to be maintained throughout the term of the Company’s term loan facility and can only be applied towards repayment of the final principal installment pursuant to the terms and conditions of such facility.

Operating activities. Cash of $0.3 million used in operating activities during the six-month period ended June 30, 2025, increased to $1.9 million during the same period in 2026, mainly due to the $1.9 million payments relating to vessel drydockings (also see “Capital expenditures” below). Even though the drydocking of the M/V Charlie, was completed in December 2025, most of the payments occurred during 2026 since the related invoices were gradually settled in accordance with the payment terms of the shipyard and the spares and equipment suppliers. Similarly, even though the drydockings of the M/V Alfa and the M/V Bravo were completed in the second quarter of 2026, part of the related cash outflows is expected to gradually occur within the second half of the year in accordance with the payment terms of the shipyard and the spares and equipment suppliers. This was partially offset by favorable working capital developments between the same periods (after taking into account the effects of non-cash (gain)/loss on equity-linked instruments, issuance costs, depreciation expense and amortization of deferred drydocking costs on net income).

Investing activities. Cash used in investing activities during the six-month period ended June 30, 2026 relates to the acquisition of a 4.7% non-controlling equity interest in the common stock of the entity that acquired a 2,000 TEU geared container feeder vessel (see “Key developments during the reporting period” above). Cash used in investing activities during the six-month period ended June 30, 2025 relates to the advance payments in relation to the bareboat charter of the M/V Charlie.

Financing activities. Cash provided by financing activities during the six-month period ended June 30, 2026, relates to the net proceeds from the issuance of common shares under the SEPA and ATM agreement, offset by principal repayments of long-term debt and common shares repurchased under the Company’s share repurchase program. Cash provided by financing activities during the six-month period ended June 30, 2025, relates to the net proceeds from the Company’s January 2025 offering, counterbalanced by principal repayments of long-term debt and distributions made to common shareholders.

Capital expenditures

Drydockings. To ensure safety, seaworthiness and compliance with applicable rules and regulations, every vessel regularly undergoes maintenance and surveys. As part of this program, each vessel is temporarily withdrawn from service for drydocking, typically at 30- to 60-month intervals. The associated cash outflows are generally staggered over a period of up to six months, pursuant to the payment terms agreed with the shipyard and the suppliers of spares and equipment. Drydocking related payments during the six-month period ended June 30, 2026 amounted to $1.9 million. See “Key developments during the reporting period” above for further information about our capital expenditures.

Our borrowing and capital raising activities during the reporting period

Maui Term Loan Facility. On September 16, 2024, we entered into a term loan facility with a leading international financial institution for up to $91.5 million, consisting of a committed portion of up to $16.5 million and an uncommitted upsize option of up to another $75 million (the “Maui Term Loan Facility”). On September 19, 2024, we borrowed the $16.5 million committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. For additional information about the Maui Term Loan Facility, see Note 7 “Long-Term Debt” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. As of June 30, 2026, we had not borrowed any amount under the uncommitted upsize option and, following principal repayments of $0.4 million made during the reporting period, the outstanding balance under the Maui Term Loan Facility was $13.5 million.

Finance lease liability. On March 21, 2025, we entered into a bareboat agreement with an unaffiliated third party to charter-in, with the option to eventually purchase, the M/V Charlie. On June 21, 2025, the vessel was delivered to the Company. After assessing the terms of the bareboat agreement and considering the lease classification criteria under ASC 842 “Leases,” we recognized as a finance lease liability, which was initially measured at $21.7 million. For additional information about this finance lease liability, see Note 7 “Long-Term Debt” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. As of June 30, 2026, following principal repayments of $0.6 million made during the reporting period, the outstanding balance under this financial lease liability was $20.5 million.

Standby Equity Purchase Agreement. On August 27, 2025 (the “Effective Date”), we entered into a standby equity purchase agreement (“SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”). Pursuant to the SEPA, subject to the terms and conditions set forth therein, we have the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for common shares for an aggregate subscription amount of up to $20 million (the “Commitment Amount”), at any time from the Effective Date until August 27, 2028, unless earlier terminated pursuant to its terms, by delivering written notice to Yorkville (each, an “Advance Notice”). For additional information about the SEPA, see Note 8 “Capital Structure” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. During the six-month period ended June 30, 2026, we issued 1,976,780 common shares pursuant to Advances under the SEPA for aggregate net proceeds of $5.9 million and a net gain on issuance of $1.0 million. We also issued 72,386 common shares in satisfaction of the second half of the commitment fee under the SEPA. As of June 30, 2026, $12.7 million of the Commitment Amount remained available for future Advances.

ATM Agreement. On February 4, 2026, we entered into an at-the-market offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”). Under the terms of the ATM Agreement, we may, from time to time, offer and sell common shares having an aggregate offering value of up to $3.4 million to or through Maxim, acting as sales agent. The timing and amount of any sales under the ATM Agreement are at our sole discretion. For additional information about the ATM Agreement, see Note 8 “Capital Structure” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. During the six-month period ended June 30, 2026, we issued 1,129,253 common shares under the ATM Agreement for aggregate net proceeds of $1.7 million. As of June 30, 2026, $1.7 million remained available under the ATM Agreement.

Share repurchase program. On December 18, 2025, our Board of Directors authorized a share repurchase program under which we may, from time to time, repurchase up to an aggregate of $1 million of our outstanding common shares through December 31, 2026 (the “Program”). For additional information about the Program, see Note 8 “Capital Structure” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. During the six-month period ending June 30, 2026, the Company repurchased 111,082 common shares under the Program for an aggregate gross amount of approximately $0.1 million.

Recent Developments. See “Recent Developments” below for further information about our borrowing and capital raising activities after June 30, 2026 and through the date this discussion was issued.

Recent Developments

Share repurchase program. Subsequent to the end of the reporting period and through the date this discussion was issued, the Company repurchased 137,481 common shares under the Program for an aggregate gross amount of approximately $0.1 million.

Number of common shares. As of the date this discussion was issued, the Company had 3,870,396 common shares issued, consisting of 248,563 common shares held in treasury and 3,621,833 common shares outstanding.

Series A Preferred Shares Limited Waiver. On August 12, 2026, the Company and the sole holder (the “Holder”) of the Series A Preferred Shares entered into a limited waiver (the “Waiver”) pursuant to which, the Holder waived the adjustment that would otherwise have occurred with respect to the applicable dividend rate on the Series A Preferred Shares as a result of the Company’s election to pay the June 30, 2026 dividend on the Series A Preferred Shares in kind. In exchange, the Company shall, at any time on or before December 31, 2026, declare and promptly thereafter pay a restricted stock dividend on the Series A Preferred Shares in an aggregate amount of $1.5 million of the Company’s common shares. The Company and the Holder also agreed to clarifications to certain terms of the Series A Preferred Shares.

Equity Incentive Plan. On August 11, 2026 the Company adopted an Equity Incentive Plan (the "Plan") intended to promote the success of the Company by providing equity-based and other incentive awards to selected employees and other eligible persons whose initiative and efforts are important to the successful conduct of the Company’s business. The Plan is intended to attract, retain, motivate and reward such persons, align their interests with those of the Company’s shareholders and enhance the long-term performance and value of the Company. As of the date hereof, no awards have been granted under the Plan.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements and the notes thereto, which have been prepared in accordance with US GAAP and filed with the SEC on the same day as this discussion.

The preparation of our unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of such financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience, current trends, anticipated future events, and other factors it believes are reasonable under the circumstances. Actual results could differ materially from those estimates. Management reviews those estimates on an ongoing basis, including those related to revenue recognition, future drydock dates, the selection of useful lives and residual values of our vessels (or right-of-use asset under finance lease), expected future cash flows from our vessels to support impairment assessments, and provisions for accounts receivable, legal disputes and contingencies. Critical accounting estimates are those that involve management’s most difficult, subjective, or complex judgments, typically due to the need to make assumptions about the effects of matters that are inherently uncertain. These estimates have the potential to result in materially different outcomes under different assumptions and conditions.

Other than as discussed in Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s unaudited interim condensed consolidated financial statements and the noted thereto, filed with the SEC on the same day as this discussion, there have been no material changes during the six-months ended June 30, 2026 to our critical accounting estimates as described in our most recent Annual Report on Form 20-F. For a more detailed discussion of our critical accounting estimates, as well as the accounting policies that are most significant to the presentation of our financial position, results of operations, and cash flows, please refer to our most recent Annual Report on Form 20-F and Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion.

Non-GAAP Financial Measures

To supplement our financial information presented in accordance with US GAAP, we may use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with US GAAP. We believe non-GAAP financial measures provide investors with greater transparency and supplemental data relating to our financial condition and results of operations and, therefore, a more complete understanding of our business and financial performance than the comparable US GAAP measures alone. However, non-GAAP financial measures should only be used in addition to, and not as substitutes for, the financial results presented in accordance with US GAAP. Although we believe the following definitions and calculation methods are consistent with industry standards, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies:

•
Time Charter Equivalent (“TCE”). TCE is a measure of revenue generated over a period that accounts for the effect of the different charter types under which our vessels may be employed. TCE is calculated by deducting voyage expenses from revenue and making any other adjustments that may be required to approximate the revenue that would have been generated, had the vessels been employed under time charters, net of commissions. TCE is typically expressed on a daily basis (“Daily TCE”) by dividing it by Operating Days, to eliminate the effect of changes in fleet composition between periods.

•
Daily Vessel Operating Expenses (“Daily OPEX”). Daily OPEX is a measure of the vessel operating expenses incurred over a period divided by Ownership Days, to eliminate the effect of changes in fleet composition between periods.

•
Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”). EBITDA is a financial measure we calculate by deducting interest and finance costs, interest income, taxes, depreciation and amortization, from net income. EBITDA assists our management by carving out the effects that non-operating expenses and non-cash items have on our financial results. We believe this also enhances the comparability of our operating performance between periods and against companies that may have varying capital structures, other depreciation and amortization policies, or that may be subject to different tax regulations.

The following table summarizes these non-GAAP financial measures during the reported periods:

(in thousands of U.S. dollars, except for daily measures)	Six-month period ended June 30,
	2026	2025
Non-GAAP financial measures
EBITDA	$3,128	$(293)
Daily TCE	14,683	8,789
Daily OPEX	5,748	5,366

The following table reconciles non-GAAP financial measures to the most directly comparable US GAAP financial measures:

(in thousands of U.S. dollars, except for fleet operational data and daily measures)	Six-month period ended June 30,
	2026	2025
TCE and Daily TCE:
Revenue, net	$7,832	$3,547
Less: Voyage expenses	(633)	(311)
TCE	$7,199	$3,236
Divided by: Operating Days	490.3	368.2
Daily TCE	$14,683	$8,789

Daily OPEX:
Vessel operating expenses	$3,121	$1,995
Divided by: Ownership Days	543.0	371.8
Daily OPEX	$5,748	$5,366

EBITDA:
Net loss	$(367)	$(3,694)
Plus: Depreciation expense	1,721	1,181
Plus: Amortization of deferred drydocking costs	499	259
Plus: Interest and finance costs	1,369	2,040
Less: Interest income	(94)	(79)
EBITDA	$3,128	$(293)

Risk Factors Update

The following risk factor updates and supplements, but does not replace, and should be read together with, the risk factors previously provided under "Risk Factors" in the Company’s most recent Annual Report on Form 20-F and other important risk factors described from time to time in the reports we subsequently file with the SEC.

We are subject to Nasdaq rules which may change over time and could jeopardize the public market for our Common Shares.

On July 22, 2026, the SEC approved a proposed rule change by The Nasdaq Stock Market LLC (Release No. 34-105971; File No. SR-NASDAQ-2026-004), as modified by Amendment No. 1, adopting a new continued listing requirement based on a company’s market value of listed securities (“MVLS”). Under new Nasdaq Listing Rules 5450(a)(3) and 5550(a)(6), companies listed on the Nasdaq Global Market (including the Global Select Market) and the Nasdaq Capital Market must maintain a minimum MVLS of at least $5 million. Nasdaq also amended Listing Rule 5810(c)(1) so that if a company’s MVLS falls below $5 million for 30 consecutive business days (the “MVLS Requirement”), Nasdaq staff will issue a Staff Delisting Determination and the company’s securities will be immediately subject to suspension and delisting. Nasdaq further amended Rule 5810(c)(3)(C) to provide that a company failing the MVLS Requirement is not entitled to any cure or compliance period before that determination, unlike the cure periods generally available for other continued listing deficiencies. The rule allows a company to appeal a Staff Delisting Determination to a Hearings Panel, which may reverse the determination if it finds the determination was made in error, or may grant an exception of up to 180 days for the company to demonstrate that it satisfies all of Nasdaq’s initial listing requirements. The rule was approved, and became effective, on July 22, 2026. On July 29, 2026, the SEC notified The Nasdaq Stock Market LLC that it had received notices of intention to petition for review of the MVLS Requirement, resulting in an automatic stay of the rule’s effectiveness pending further SEC proceedings. Accordingly, there can be no assurance as to the outcome or timing of the SEC’s review, whether the stay will be lifted, or whether and when the continued listing requirement will ultimately become effective. Our MVLS is below $5 million as of the date hereof. Although we will continue to evaluate options to ensure we maintain a minimum MVLS of $5 million, there can be no guarantee that such measures will be successful. If our Common Shares are suspended or delisted, it would likely have an adverse effect on the liquidity of our Common Shares, decrease the market price of our Common Shares, result in the potential loss of confidence by investors, suppliers, customers, and employees, result in fewer business development opportunities, and adversely affect our ability to obtain financing for our continuing operations. Additionally, we will no longer be able to sell our Common Shares pursuant to our Standby Equity Purchase Agreement or ATM Agreement.